VALUE OPTION RETURN OF PURCHASE PAYMENT DEATH BENEFIT RIDER


The "Death Benefits Before Annuitization" provision of the annuity contract to which this rider is attached is hereby deleted and replaced with the following.


Death Benefits Before Annuitization

A death benefit is payable to the beneficiary upon the earlier death of you or the annuitant while this contract is in force and prior to annuitization.

We will pay the beneficiary the greatest of the following amounts, less any purchase payment credits that have not vested;

1.   the contract value; or

2. the total payments and purchase payment credits made to the contract minus "adjustments for partial withdrawals".

Adjustments for Partial Withdrawals
Adjustments for partial withdrawals are calculated for each partial withdrawal as the product of (a) times (b) where:

     (a) is the ratio of the amount of the partial withdrawal (including any withdrawal charges) to the contract value on the date of (but prior
          to) the partial withdrawal; and

     (b) is the death benefit on the date of (but prior to) the partial withdrawal.

Any amounts payable or applied by us as described in the sections below will be based on the contract values as of the valuation date on or next following the date on which due proof of death is received at our administrative office.


This Rider is effective as of the contract date of this contract unless a different date is shown here.

American Enterprise Life Insurance Company



Secretary